Exhibit 99.1

Nisun International Enterprise Development Group Co., Ltd Announces Strategic Cooperation with Gold of China to Increase Presence in the Gold and Jewelry Markets

SHANGHAI, March 23, 2023 /PRNewswire/ -- Nisun International Enterprise Development Group Co., Ltd (“Nisun” or the “Company”) (Nasdaq: NISN), a provider of innovative comprehensive solutions through an integration of technology, industry, and finance, today announced that the Company’s controlled affiliate, Fintech Supply Chain Management (Shandong) Co., Ltd., has entered into a strategic cooperation agreement (the “Agreement”) with Gold of China Limited (“Gold of China”), a leading company engaging in the gold wholesale and jewelry retail in China. The Agreement represents a significant initiative of the Company’s supply chain business strategy to increase its presence and explore growth opportunities in the gold and jewelry market.

The Chinese gold market is the world’s largest physical gold market. It is also one of the world’s most protected gold markets given that the importation of gold into China is still strictly controlled by the Chinese authorities, and the exportation of gold out of China is generally prohibited. In addition, according to Statista’s estimate, China ranked first among all jewelry markets in the world, with revenue estimated to exceed RMB865 billion (approximately US$125 billion) by 2026.

Mr. Xiaoyun Huang, Chief Executive Officer of Nisun, commented. “We are thrilled to have the opportunity to work with Gold of China as a partner. Gold of China is a highly sought-after partner in the gold and jewelry industry, and its expertise and brand awareness will build a strong foundation for our new businesses. We expect to increase business presence and explore growth opportunities in the market of gold and jewelry. Our strategic partnership will enable us to seize market opportunities and gain market share in the gold and jewelry industry. Looking forward, we believe this cooperation could create more value for all stakeholders and will position us well to build a new era of revenue growth.”

About Gold of China Limited

Founded in 1992 and approved by the People’s Bank of China, Gold of China Limited has become iconic in leading the gold wholesale and jewelry retail markets in China. The strategic marketing agreements with World Gold Council pioneer the exquisite gold jewelries retail under Gold of China brand. With more than 300 retail stores and franchise network across regions, Gold of China continues delivering imaginative product design, uncompromised quality in materials, and professional services to customers. Gold of China is driven by a pursuit of timeless classic, contemporary fashion, and excellent craftsmanship. The company successfully manages the multi-brand strategy, including Tamory, QBT, CGC brands and Everlove jewelry series, which expands the business to millennial and Gen-Z customer markets. Gold of China also owns a prospering e-commerce business and operates in several digital platforms to bring excellent shopping experience online.

About Nisun International Enterprise Development Group Co., Ltd

Nisun International Enterprise Development Group Co., Ltd (NASDAQ: NISN) is a technology-driven, integrated supply chain solutions provider focused on transforming the corporate finance industry. Leveraging its rich industry experience, Nisun is dedicated to providing professional supply chain solutions to Chinese and foreign enterprises and financial institutions. Through its subsidiaries, Nisun provides users with professional solutions for technology supply chain management, technology asset routing, and digital transformation of tech and finance institutions, enabling the industry to strengthen and grow. At the same time, Nisun continues to deepen the field of industry segmentation through industrial and financial integration, by cultivating/creating an ecosystem of openness and empowerment. Nisun has built a linked platform that incorporates supply chain, banking, securities, trust, insurance, funds, state-owned enterprises, among other businesses. Focusing on industry-finance linkages, Nisun aims to serve the upstream and downstream of the industrial supply chain while also assisting with supply-side sub-sector reform. For more information, please visit http://ir.nisun-international.com/

Cautionary Note Regarding Forward-Looking Statements

This press release contains information about Nisun’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Nisun encourages you to review other factors that may affect its future results in Nisun’s registration statement and in its other filings with the Securities and Exchange Commission. Nisun assumes no obligation to update or revise its forward-looking statements as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contacts

Nisun International Enterprise Development Group Co., Ltd

Investor Relations
Tel: +86 (21) 2357-0055
Email: ir@cnisun.com

Ascent Investor Relations LLC

Tina Xiao

Tel: +1 (917) 609 0333

Email: tina.xiao@ascent-ir.com